EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

		Three Months Ended March 31, 2014

	Earnings before fixed charges:
	Income from continuing operations before equity in earnings of unconsolidated subsidiaries and after distribution of earnings from unconsolidated subsidiaries	$25,150
Add:	Interest expense	37,718
	Depreciation expense on capitalized interest	427
	Amortization of deferred financing costs	1,489

	Earnings before fixed charges	$64,784

	Fixed charges:
	Interest expense	$37,718
	Amortization of deferred financing costs	1,489
	Capitalized interest	2,894

	Fixed charges	42,101

	Preferred unit distributions	118

	Combined fixed charges	$42,219

	Ratio of earnings to fixed charges	1.54

	Ratio of earnings to combined fixed charges	1.53